Simmons First Investment Group, Inc.

Statements of Operations

December 31, 2016 and 2015

	2016	2015
Revenues		
Transaction revenue	$3,571,835	$3,272,631
Profit from underwriting and selling groups	310	56,579
Interest income	30,200	18,430
Gain (loss) on securities owned	9,365	(1,898)
Other Income	1,416	68,177
	3,613,126	3,413,919
Expenses		
Employee compensation and benefits	2,450,814	2,312,096
Brokerage and clearance fees	135,646	161,068
Regulatory fees	31,091	40,100
Financial information services	10,921	11,282
Communications and data processing	22,279	35,626
Occupancy expense	171,029	32,979
Operating supplies	26,959	29,110
Postage and delivery	24,377	23,440
Professional fees	46,302	35,690
Equipment expense	13,645	7,500
Book of Business Amortization	170,833	170,833
Other	299,302	133,117
	3,403,198	2,992,843
Income Before Income Taxes	209,928	421,076
Income Tax Provision	85,018	158,480
Income from continuing operations	$ 124,910	$ 262,596
Discontinued Operations:		
Loss from operations of discontinued Institutional division	886,057	772,237
Income Tax benefit	(343,247)	(290,670)
Loss from discontinued operations, net tax	(542,810)	(481,567)
Net Loss	($417,900)	($218,971)